SPECIAL SITUATIONS FUND III, L.P.
527 Madison Avenue, Suite 2600
New York, NY 10022

March 9, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attn: Mr. Larry Greene

Re:	Preliminary Proxy Statement of Special Situations Fund III, L.P. (the “Company”) filed February 27, 2006 (the “Filing”).

Dear Mr. Greene:

Pursuant to a telephone conference between a member of our counsel, Lowenstein Sandler PC, and Mr. Larry Greene of the staff of the Securities and Exchange Commission (the “Commission”) on March 8, 2006, the staff provided us with oral comments to the Filing. Below is a brief description of the staff’s comments and our response to each comment. Capitalized terms not defined herein have the same meanings as in the Filing.

Comment 1:  You have requested that we convert all paragraphs in the Notice of Proxy Statement and Proxy Card that are in all capital letters to sentence case.

Response:        The Filing has been revised as requested.

Comment 2:  You have requested that in the last paragraph of the Notice of Meeting, we state how a Limited Partner may revoke his or her proxy at the Limited Partner meeting.

Response:        The Filing has been revised as requested.

Comment 3:  You have requested that in the last paragraph of the section entitled “Solicitation and Revocation”, we state the effect of abstentions and broker non-votes on any proposal for adjournment of the Limited Partner meeting.

Response:        The Filing has been revised as requested.

Comment 4:  You have requested that in subparagraph (b) of the first paragraph of the section entitled “Required Votes”, we indicate the meaning of the term “plurality”.

Response:        The Filing has been revised as requested.

Comment 5:  You have requested that we provide the Commission with a “Tandy Letter” as described in SEC Press Release Number 2004-89.

Response:        The Company represents to the Commission that should the Commission, or the staff acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing and the Company will not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments please direct them to our counsel, Allen B. Levithan at (973) 597-2406 or Steven J. Tsimbinos at (973) 597-2536.

Very truly yours,

SPECIAL SITUATIONS FUND III, L.P. By: MGP Advisers Limited Partnership, its General Partner By: AWM Investment Company, Inc. , its General Partner
By: /s/ Austin W. Marxe, Director